Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 29, 2020 08:43 AM Pacific Time

Incorporation Number: **C1254996**

Recognition Date and Time: *Continued into British Columbia on June 29, 2020 08:43 AM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

INTEGRA RESOURCES CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
2200 HSBC BUILDING
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3E8
CANADA

Delivery Address:
2200 HSBC BUILDING
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3E8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
2200 HSBC BUILDING
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3E8
CANADA

Delivery Address:
2200 HSBC BUILDING
885 WEST GEORGIA STREET
VANCOUVER BC V6C 3E8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
de Jong, Stephen

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Last Name, First Name, Middle Name:
Salamis, George

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Last Name, First Name, Middle Name:
Awram, David

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Last Name, First Name, Middle Name:
Otter, Clement Leroy "Butch"

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Last Name, First Name, Middle Name:
Ladd-Kruger, Anna

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Last Name, First Name, Middle Name:
Jauristo, Timo

Mailing Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

Delivery Address:
1050 - 400 BURRARD STREET
VANCOUVER BC V6C 3A6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	No Maximum	Special Shares	Without Par Value With Special Rights or Restrictions attached